UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

119 Washington Avenue, Suite 504 Miami Beach, FL 33139

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

11/12/2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erik M. Herzfeld, et al.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION –United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 197,539
	8.	SHARED VOTING POWER 472,201
	9.	SOLE DISPOSITIVE POWER 197,539
	10.	SHARED DISPOSITIVE POWER 472,201

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,740
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.66%
14.	TYPE OF REPORTING PERSON (see instructions) IN, IA

CUSIP No. 42804T106	13D	Page 3 of 4 Pages

Schedule 13D

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2014, as previously amended (the “Schedule 13D”) by Erik M. Herzfeld.

This amendment is filed on behalf of Erik M. Herzfeld, et al. (the “Reporting Person”) with respect to common stock owned individually by the Reporting Person and in his role as portfolio manager of investment advisory accounts of the clients (“advisory clients”) of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has a dispositive and/or voting power (“Accounts”).

Items 5, 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of common stock to which this Schedule 13D relates is 669,740 common stock representing 11.66% of the 5,742,094 shares outstanding as reported by the issuer as of November 29, 2021.

(b)	With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 197,539 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns, with shares power to vote and/or dispose of 472,201 shares of common stock.

(c)	During the past sixty days, through the open market the advisory clients on September 24, 2021 sold 78 shares at 5.75 per share. On September 30, 2021 through the open market the advisory clients purchased 108 shares at $5.78 per share. Through the stock and cash distribution for September 30, 2021, the advisory clients received 20,208 shares at 5.6778 per share. Through the stock and cash distribution for September 30, 2021, the reporting person received 10,157 shares at 5.6778 per share. On October 5, 2021 through the open market the advisory clients purchased 2000 shares at $5.79 per share. On October 6, 2021 through the open market the advisory clients purchased 125 shares at 5.765 per share. On October 7, 2021 through the open market the advisory client sold 947 shares at 5.8842 and purchased 23 shares at 5.90. On October 11, 2021 through the open market the advisory clients purchased 77 shares at $5.8899 per share. On October 18, 2021 through the open market the advisory clients sold 283 shares at $5.88 per share. On October 27, 2021 through the open market the advisory clients sold 18 shares at $5.8601 per share. The advisory clients sold 70,752 shares of common stock on November 12, 2021, at a price of $6.981 per share pursuant to an issuer tender offer. The Reporting Person sold 30,472 shares of common stock on November 12, 2021, at a price of $6.981 per share pursuant to an issuer tender offer. On November 23, 2021 through the open market the advisory clients bought 3,549 shares at $5.63 per share. On November 26, 2021 through the open market the advisory clients bought 6,445 shares at $5.43 per share. On November 29, 2021 through the open market the advisory clients bought 3,477 shares at $5.45.

(d)	The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer’s common shares.

(e)       Not applicable.

CUSIP No. 42804T106	13D	Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the investment advisory agreements between Thomas J. Herzfeld Advisors, Inc. and the owners of the Accounts, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Letter of Transmittal (incorporated by reference to Exhibit 99.(a)(1)(ii) of the Issuer’s Schedule TO filed with the SEC on October 12, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas J. Herzfeld Advisors, Inc.

/s/ Erik M. Herzfeld Erik M. Herzfeld President

11/30/2021
Date